                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)(1)


                             Rural/Metro Corporation
             -------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   781748 10 8
             -------------------------------------------------------
                                 (CUSIP Number)


    Robert E. Ramsey, Jr., 222 East Main, Mesa, Arizona 85201 (602) 655-7203
 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                November 12, 1998
             -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.      781748 10 8            13D                  Page 2  of  5  Pages
---------------------------                             -----------------------

-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ROBERT E. RAMSEY, JR.
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                 (b) |_|
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 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     |_|
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

    NUMBER OF         971,276
      SHARES       ------------------------------------------------------------
   BENEFICIALLY    8  SHARED VOTING POWER
     OWNED BY
       EACH           -0-
    REPORTING      ------------------------------------------------------------
      PERSON       9  SOLE DISPOSITIVE POWER
       WITH
                      971,276
                   ------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      -0-
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     971,276
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     APPROXIMATELY 6.7%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      781748 10 8                                 Page 3  of  5  Pages
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ITEM 1.  SECURITY AND ISSUER

      Title of Class of Equity Security:  Common Stock

      Principal Executive Offices of Issuer:

            Rural/Metro Corporation
            8401 E. Indian School Road
            Scottsdale, Arizona  85251

ITEM 2.  IDENTITY AND BACKGROUND

      (a)   Name: Robert E. Ramsey, Jr.

      (b)   Business address:  222 E. Main, Mesa, Arizona  85201

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  Executive Vice President and Director

                  Rural/Metro Corporation
                  8401 E. Indian School Road
                  Scottsdale, Arizona  85201

      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

      (f)   Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Person holds the Common Stock described in Item 1 for investment purposes.

      (a) through (j)  - Not Applicable
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CUSIP NO.      781748 10 8                                 Page 4  of  5  Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Person beneficially owns 971,276 shares of Common Stock representing approximately 6.7% of the Issuer's outstanding Common Stock. This amount includes 25,000 shares of Common Stock issuable to the Reporting Person pursuant to stock options that may be exercised within 60 days of December 23, 1998.

      (b)   Sole Power to Vote:     971,276 shares of Common Stock
            Shared Power to Vote:   None
            Sole Power to Dispose:  971,276 shares of Common Stock
            Shared Power to Vote:   None

      (c) During the past 60 days, the Reporting Person has effected the following purchase transactions of the Issuer's Common Stock:

                                                       SHARES OF             BENEFICIAL
                              DATE                   COMMON STOCK            OWNERSHIP
                              ----                   ------------            ---------
Common Stock beneficially owned, October 23, 1998                             532,276
                            11/2/98                       12,000
                            11/4/98                       10,000
                            11/5/98                       10,000
                            11/6/98                       15,000
                           11/11/98                      125,000
                           11/12/98                       30,000
                           11/13/98                       30,000
                           11/17/98                       60,000
                           11/19/98                       35,000
                           11/20/98                       80,000
                           11/30/98                        2,000
                            12/1/98                       15,000
                            12/2/98                       15,000              439,000
                                                                              -------
Common Stock beneficially owned, December 23, 1998                            971,276
                                                                              =======

      (d)   Not applicable.

      (e) Pursuant to a series of sale transactions beginning on October 31, 1997 and ending on December 2, 1997, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's outstanding Common Stock. Through a series of purchase transactions beginning on September 11, 1998 and ending on November 12, 1998, the Reporting Person became the beneficial owner of more than five percent of the Issuer's outstanding Common Stock. As of December 23, 1998, the Reporting Person owned approximately 6.7% of the Issuer's outstanding Common Stock. See Item 5(c).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      None
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CUSIP NO.      781748 10 8                                 Page 5  of  5  Pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 - Employment Agreement by and between Robert E. Ramsey, Jr. and Rural/Metro Corporation.(1)

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      December 23, 1998                      /s/ Robert E. Ramsey, Jr.
-----------------------------                -----------------------------------
            Date                                       Signature

                                             Robert E. Ramsey, Jr., Executive
                                               Vice President and Director
                                             -----------------------------------
                                                        Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

(1) Incorporated by reference from the Reporting Person's Schedule 13D filed July 7, 1997.